Exhibit 21.1

Subsidiaries of Dicerna Pharmaceuticals, Inc.

Name	Jurisdiction of Incorporation
Dicerna Security Corporation	Delaware
Dicerna Cayman	Cayman
Dicerna EU Limited	England